UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934

Pacific Entertainment Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

69423R104

(CUSIP Number)

Klaus Moeller
Pacific Entertainment Corporation
5820 Oberlin Dr., Suite 203
San Diego, CA  92121
(858) 450-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69423R104	Page 2 of 6

1. Names of Reporting Persons.

Klaus Moeller
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3. SEC Use Only
4. Source of Funds
Not Applicable
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
6,397,225

8. Shared Voting Power
0

9. Sole Dispositive Power
6,397,225

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
6,397,225 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
11%
14. Type of Reporting Person
IN

(1) Represents 4,147,225 shares that are owned directly by Klaus Moeller, 2,000,000 shares that may be acquired by Mr. Moeller upon exercise of a stock option granted on January 20, 2009 by the Issuer, and 250,000 shares that may be acquired by Mr. Moeller upon exercise of a stock option granted on April 26, 2011 by the Issuer.

SCHEDULE 13D

CUSIP No. 69423R104	Page 3 of 6

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, no par value per share (the “Common Stock”) of Pacific Entertainment Corporation, a California corporation, whose principal executive offices are located at 5820 Oberlin Dr., Suite 203, San Diego, CA 92121 (the “Issuer”). On July 5, 2011, the Issuer became a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended, when its Form 10 (filed May 4, 2011) became effective (Fine No. 000-54389).  This Schedule 13D is being filed for the reporting person who was a 5% or greater shareholder at the time that the Form 10 became effective.  For this reason, all references to source of funds have been answered not applicable.

Item 2.  Identity and Background

(a)           Klaus Moeller

(b)           Business Address is 5820 Oberlin Dr., Suite 203, San Diego, CA 92121

(c)           Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(d)           Mr. Moeller has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Mr. Moeller has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)           Germany

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable. This filing is being made as a result of the effectiveness of the Issuer’s registration statement on Form 10 on July 5, 2011.

Item 4.  Purpose of Transaction

This filing is being made as a result of the effectiveness of the Issuer’s registration statement on Form 10 on July 5, 2011.  Mr. Moeller has acquired the securities covered by this schedule for investment purposes only, notwithstanding the fact that Mr. Moeller is an officer and director of the Issuer.

On March 14, 2011, Mr. Moeller, as an officer and director of the Issuer, established a plan with Roth Capital Partners, LLC under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, providing for the periodic selling of up to an aggregate of 700,000 shares of Common Stock between April 1, 2011 and December 31, 2011 pursuant to Rule 144, with a maximum of 200,000 shares between April 1, 2011 and June 30, 2011, 250,000 shares between July 1, 2011 and September 30, 2011 and 250,000 shares between October 1, 2011 and December 31, 2011 (the “Plan”).  A copy of the Plan agreement is attached as Exhibit 6 to this Schedule 13D.  Mr. Moeller established this plan as part of his individual long-term strategy for asset diversification and liquidity.  The Plan was adopted, and may be amended from time to time, in accordance with guidelines specified by Rule 10b5-1 and the Company’s policies regarding stock transactions.  Transactions under the Plan will be subject to certain minimum price restrictions established under the Plan and may be terminated at any time.  To date, no sales have been made under the Plan.

SCHEDULE 13D

CUSIP No. 69423R104	Page 4 of 6

Of the 6,397,225 shares reported, 2,250,000 represent shares of Common Stock that Mr. Moeller has the right to acquire upon exercise of stock options granted pursuant to the Issuer’s 2008 Stock Option Plan.  An option to purchase 2,000,000 of the shares was granted on January 20, 2009 pursuant to Mr. Moeller’s former employment agreement with the Issuer.  The option is exercisable at a purchase price of $0.44 and will terminate on January 20, 2014.  The remaining 250,000 shares are part of an option granted to Mr. Moeller on April 26, 2011 pursuant to his current employment agreement with the Issuer.  The option was granted for up to 1,000,000 shares of common stock with 250,000 shares vested and exercisable on the date of grant.  The option is exercisable at a purchase price of $0.44 per share and will vest as to the remaining 750,000 shares at a rate of 250,000 shares on each of April 1, 2012, April 1, 2013 and April 1, 2014.  Only that portion of the options that is currently exercisable within the next 60 days is included in the 6,397,225 shares reported.

Mr. Moeller, together with three other officers of the Company, holds certain rights of first refusal to purchase shares of Common Stock currently held by his daughter and former spouse.  However, as those rights are triggered by the holder’s decision to sell the shares, he cannot estimate whether he will have the right to acquire any of the shares within the next 60 days, and, accordingly, none of these shares have been included in this Schedule 13D.

Except as described above, Mr. Moeller does not have any present plans or proposals that relate to or would result in any of the actions required to be described in this Item 4 of Schedule 13D.  However, Mr. Moeller, as an officer and director of the Issuer, may in the future take actions in his fiduciary duty that would otherwise be required to be described in Item 4 of Schedule 13D.  Mr. Moeller may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer

Pursuant to Rule  13d-3(a),  at the close of business on July 5, 2011, Mr. Moeller may be deemed to be the  beneficial  owner of  6,397,225 shares of the Common Stock, which constitutes approximately 11%  of  the 60,448,815 shares of the Common Stock outstanding on July 5, 2011.  Mr. Moeller directly has the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Common Stock.

Transactions effected in the last 60 days:  Not Applicable

Other than as set forth above, Mr. Moeller is not the beneficial owner of any other shares of the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in response to Items 3 and 4 of this Schedule 13D is incorporated herein by this reference. Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SCHEDULE 13D

CUSIP No. 69423R104	Page 5 of 6

Item 7.  Material to be Filed as Exhibits

1.	Employment Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 10 filed with the SEC on May 4, 2011).

2.	Pacific Entertainment Corporation 2008 Stock Option Plan (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 10 filed with the SEC on May 4, 2011).

3.	Amendment No. 1 to Pacific Entertainment Corporation 2008 Stock Option Plan (incorporated by reference to Exhibit 4.3 to the Issuer’s Form 10 filed with the SEC on May 4, 2011).

4.	Amendment No. 2 to Pacific Entertainment Corporation 2008 Stock Option Plan (incorporated by reference to Exhibit 4.4 to the Issuer’s Form 10 filed with the SEC on May 4, 2011).

5.	Form of Stock Option Grant Notice to Pacific Entertainment Corporation 2008 Stock Option Plan (incorporated by reference to Exhibit 4.5 to the Issuer’s Form 10 filed with the SEC on May 4, 2011).

6.	Rule 10b5-1 Plan Agreement dated March 14, 2011.

SCHEDULE 13D

CUSIP No. 69423R104	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

KLAUS MOELLER

Dated: July 8, 2011	By:	/s/ Klaus Moeller
Klaus Moeller

EXHIBIT 6

 ROTH CAPITAL PARTNERS

TRADING PLAN (SEC Rule 10b5-1)

This Trading Plan is entered into as of March 14, 2011 (the "Signing Date") between Klaus Moeller ("Client") and Roth Capital Partners, LLC ("Broker").

WHEREAS, Client wishes to establish this Trading Plan to sell or purchase shares of common shares("Stock") of Pacific Entertainment Corporation ("Issuer") from Account Number _____ (the "Account") maintained with Broker, in accordance with the requirements of SEC Rule 10b5-1 under the Securities' Exchange Act of 1934, as amended (the "Exchange Act").

NOW, THEREFORE, Client and Broker agree as follows:

1.   Trade Instructions. Client hereby instructs Broker to effect sales or purchases of shares of Stock of Issuer from or into the Account, as the case may be, in accordance with the attached Appendix A to Trading Plan ("Appendix A") and/or Appendix B to Trading Plan ("Appendix B"). If Client specifies a date for trading which is a weekend or holiday, the trade shall not take place until after the opening of regular market trading hours on the next trading date.

2.   Term. This Trading Plan shall become effective on March 14, 2011 (the "Trading Plan Effective Date") and shall terminate on the earlier of:

(a)    December 31, 2011 (specify date not to exceed two years from the Trading Plan Effective Date);

(b)    execution of all of the trade or expiration of all of the orders relating to such trades as specified in Appendix A and/or Appendix B;

(c)    the date Broker receives notice of the liquidation, dissolution, bankruptcy or insolvency of Client;

(d)    the date Broker receives notice of Client's death; or

(e)    termination of this Trading Plan in accordance with Section 7(b) or Section 15 hereof.

3.   Representations and Warranties. Client represents and warrants that as of the date of this Trading Plan:

(a)    Client is not aware of any material nonpublic information concerning Issuer or any of its securities (including the Stock) and is entering into this Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

(b)    Client is permitted to sell or purchase Stock in accordance with Issuer's insider trading policies and has obtained the approval of Issuer and its counsel to enter into this Trading Plan.

(c)    There are no legal, regulatory, contractual or other restrictions applicable to the trades contemplated under this Trading Plan that would interfere with Broker's ability to execute trades and effect delivery and settlement of such trades on behalf of Client (collectively, "Client Trading Restriction'').

4.   Intent to Comply with Rule 10b5-1(c). It is Client's intent that this Trading Plan comply with the requirements of Rule 10b5-1(c), and this Trading Plan shall be interpreted to comply with such requirements.

5.   Rule 144. Subsections (a), (b) and (c) of this Section 5 apply if the shares of Stock subject to this Trading Plan are "restricted securities" and/or Client may be deemed an "affiliate" of Issuer, as such terms are defined in Rule 144 under the Securities Act of 1933, as amended. Subsection (d) of this Section 5 applies in all cases.

(a)    Broker agrees to conduct all sales of Stock in accordance with the manner-of-sale requirements of Rule 144. Broker further agrees not to effect any sale of Stock that would exceed the amount limitation under Rule 144, assuming Broker's sales of Stock are the only sales subject to such limitation. Client agrees not to take, and to cause any person or entity with which Client would be required to aggregate sales of Stock pursuant to paragraph (a)(2) or (e) of Rule 144 not to take, any action that would cause sales of Stock by Broker not to comply with Rule 144.

(b)    Client agrees to provide Broker with five executed copies of Form 144, which Broker shall complete and file on behalf of Client in the event of sales of Stock under this Trading Plan. Client understands and agrees that such Form 144 will include in the remarks section the following statement: "The shares covered by this Form 144 are being sold pursuant to a Rule 10b5-1 Trading Plan dated (plan effective date), which plan is intended to comply with Rule 10b5-1, and the representation regarding the seller's lack of knowledge of material nonpublic information is as of the date of the Trading Plan."

(c)    Client shall disclose to Broker all trading plans involving the Stock established by Client at other firms that would be effective at any time during the period this Trading Plan is in effect and all trading activity involving the Stock that occurs during such period or which occurs within 90 days prior to the commencement of such period.

(d)    Client agrees to notify Broker immediately if there is any change in Client's employment or affiliate or non-affiliate status.

6.   Section 13 or Section 16 Filings. Client acknowledges and agrees that Client is responsible for making all filings, if any, required under Section 13 or Section 16 of the Exchange Act (and the rules and regulations thereunder) with respect to trades pursuant to this Trading Plan. To comply with Section 16 accelerated reporting requirements, Client must complete separately a duly executed Broker Instruction Letter.

7.   Market Disruptions and Trading Restrictions.

(a)    Client understands that Broker may not be able to effect a trade, in whole or in part, due to a market disruption or a legal, regulatory or contractual restriction applicable to Broker or any other event or circumstance. Client also understands that Broker may be unable to effect a trade consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the Stock to reach and sustain a limit order price or other market factors in effect on the trade date specified in Appendix A and/or Appendix B. As soon as reasonably practicable after the cessation or termination of any such market disruption, restriction, event or circumstance, Broker shall resume effecting trades in accordance with the express provisions of this Trading Plan which are then applicable. Trades that are not executed as the result of any such market disruption, restriction, event or circumstance shall not be deemed to be a part of this Trading Plan.

(b)    If Issuer enters into a transaction or any other event occurs that results, in Issuer's good faith determination, in the imposition of any Client Trading Restrictions, such as a stock offering requiring an affiliate lock-up, Client and Issuer shall promptly, but in no event later than three days prior to the date of the remaining trade(s) specified in Appendix A and/or Appendix B, provide Broker notice of such restrictions. With respect to any Client Trading Restrictions for which Client and Issuer have given Broker notice, Broker shall stop effecting trades under this Trading Plan, and this Trading Plan shall thereupon terminate. In such case, Client, Broker and (for purposes of acknowledgement) Issuer shall cooperate to establish a new trading plan in accordance with the requirements of Rule 10b-5(c).

8.   Hedging Transactions. While this Trading Plan is in effect, Client agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the Stock (including, without limitation, with respect to any securities convertible into or exchangeable for Stock, or any option or other right to purchase or sell Stock or such convertible or exchangeable securities).

9.   Margin Loans. Shares subject to this Trading Plan may not be used to secure margin loans to Client made by Broker.

10.   Compliance with Laws and Rules. Client understands and agrees that it is the responsibility of Client, and not Broker or Issuer, to determine whether this Trading Plan meets the requirements of Rule 10b5-1 and any other applicable federal or state laws or rules.

11.   Entire Trading Plan. This Trading Plan constitutes the entire trading plan between Client and Broker and supersedes and replaces any prior instructions under Rule 10b5-1 from Client to Broker with respect to the sale or purchase of shares from or into the Account, as the case may be.

12.   Notices and Other Communications. Any notices required or permitted to be given by Issuer and/or Client under this Trading Plan shall be provided in writing by fax, signed by Client and Issuer and confirmed by telephone (Attn: Meghann Moser, Fax: 949-720-7215; Tel.: 949-720-7134). With respect to any Client Trading Restrictions, Client and Issuer shall provide Broker notice of the anticipated duration of such restrictions, but shall not provide Broker information about the nature of such restrictions or any other information about such restrictions. Further, in no event shall Client or Issuer, at any time while this Trading Plan is in effect, communicate any material nonpublic information concerning Issuer or its securities (including the Stock) to Broker. Further, Client shall not at any time attempt to exercise any influence over how, when or whether to effect trades under this Trading Plan.

13.   Third-Party Beneficiary. Client intends Issuer to be a third-party beneficiary of each and every representation and warranty contained in this Trading Plan to the fullest extent necessary to enable Issuer to be fully protected from direct or indirect liability in connection with this Trading Plan.

14.   Governing Law. This Trading Plan shall be governed by, and construed in accordance with the laws of, the state of California, as applied to agreements made and wholly performed in the state of California.

15.   Amendments and Termination. This Trading Plan may be amended, modified or terminated only by a written instrument signed by Client and acknowledged by Broker and acknowledged by Issuer (except as provided in Section 7(b) hereof). Client acknowledges and understands that any amendment to, or modification of, this Trading Plan shall be deemed to constitute the creation of a new trading plan. Accordingly, Client shall be required to restate and reaffirm, as of the date of such amendment or modification, each of the representations and warranties contained in Section 3 of this Trading Plan.

16.   Counterparts. This Trading Plan may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have signed this Trading Plan as of the Signing Date.

Signature of Client:  /s/ Klaus Moeller
Name of Client:  Klaus Moeller
Account Number:  ____________
Date:  March 14, 2011

Accepted by: Roth Capital Partners, LLC

By:  /s/  Meghann Moser
Name:  Meghann Moser
Title:  Regional Sales Assistant
Date:  March 14, 2011

Acknowledged by:

Name of Issuer: /s/ Jeanene Morgan
By:     Jeanene Morgan
Title:  Chief Accounting & Operating Officer
Date:  March 14, 2011

PENT Trading Plan

Q2 2011 (April 1-June 30, 2011)

Sell 200,000 shares of PENT at no less than .35 cents not held

Q3 2011 (July 1-September 30, 2011)

Sell 250,000 shares of PENT at no less than .40 cents not held

Q4 2011 (October 1-December 31, 2011)

Sell 250,000 shares of PENT at no less than .40 cents not held

Name of Client:  Klaus Moeller
Client Signature:  /s/ Klaus Moeller
Account Number:  _______________
Date:  March 14, 2011

Accepted by Roth Capital Partners, LLC:

Name:  /s/ Meghann Moser
Title: Regional Sales Assistant
Date:  March 14, 2011

Acknowledged by:

Name of Issuer:  Pacific Entertainment Corporation
By:  /s/ Jeanene Morgan
Name: Jeanene Morgan
Title: Chief Accounting and Operating Officer